Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad





Yieldstreet's Prism Fund Capitalizes on One-Year Anniversary With 350% Surge in New Investors

Fund's access to multiple assets with a single investment drives Q2 growth

July 01, 2021 08:00 AM Eastern Daylight Time

NEW YORK--(BUSINESS WIRE)--Yieldstreet, a leading digital investing platform built to help millions of people claim financial independence by creating access to previously unattainable alternative investments, today announced triple digit investor growth, on the back of its one-year anniversary, with the number of first-time investors in Yieldstreet's Prism Fund surging 350% in Q2 in 2021 from the same time period a year ago.

Founded on the goal of narrowing the income and opportunity gap, the Fund allows any retail investor, regardless of net worth, to gain access to a universe of over six alternative asset classes (such as Real Estate, Consumer, Legal Finance, Art, Corporates, Commercial) with a single minimum investment as low as only $1,000. With over 4,000 investors, the Fund has generated consistent interest from investors eager for regular passive income outside the equity and bond markets.

Yieldstreet is also seeking to provide pathways for liquidity in alternative investments that are inherently less liquid, helping to solve for a pain point among investors. In June, the Prism Fund completed its first tender offer to provide liquidity for its investors. The Fund expects to schedule tender offers on a quarterly basis moving forward.

"We're gratified to see investors' enthusiastic response to the introduction of this Fund launched only a year ago," said Michael Weisz, co-Founder and President of Yieldstreet. "The Prism Fund and its reception reflect what Yieldstreet is all about: creating that bridge to previously unattainable investments to provide what people need most - income."

To date, Yieldstreet has raised more than $75 million in the Fund. Utilizing a unique digital-only distribution approach, the Prism Fund expects to pay a quarterly distribution rate of 8%[1]. It also offers an automatic reinvestment plan for its distributions to help drive compounding returns.

"With our recent $100 million Series C funding round, we are continuing to seek similar investment opportunities to equip all investors, accredited and non-accredited, with even more options to help get their money working for them," said Weisz.

In addition, to make it easier for some to track their Prism Fund account balance, Yieldstreet has joined Intuit's Mint platform, which has been fully integrated with Yieldstreet's broader user-friendly interface, allowing for more holistic views of one's portfolio on the popular Intuit platform.

For more information on Yieldstreet's Prism Fund, visit: https://yieldstreetprismfund.com.





About Yieldstreet

Yieldstreet is reimagining the way wealth is created by providing access to alternative investments previously reserved only for institutions and the ultra-wealthy. Yieldstreet's mission is to help millions of people generate $3 billion of income outside the traditional public markets by 2025. Its award-winning technology platform provides access to investment products across a range of asset classes such as Real Estate, Commercial, Consumer, Art, Marine, Legal Finance and Aviation. Since its founding in 2015, Yieldstreet has funded over $1.9 billion of investments and is committed to making financial products more inclusive by creating a modern investment portfolio. The company, headquartered in New York City with offices in Brazil, Greece, and Malta, is backed by leading venture capital firms. Join the movement at www.yieldstreet.com.

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1. Reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors on May 13, 2021, to be paid on September 15, 2021, to stockholders of record as of September 8, 2021 and is based on the Fund's net asset value of $9.77 per share as of March 31, 2021. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

Contacts

Media
Jeanne Yurman
jeanne@bevelpr.com

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